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Exhibit 12

The Cleveland Electric Illuminating Company
Consolidated Ratio of Earnings to Fixed Charges

	Year Ended December 31,
						Six Months Ended June 30, 2006
	2001	2002	2003	2004	2005
	(in thousands, except ratios)
Earnings as Defined in Regulation S-K
Income before extraordinary items	$177,905	$136,952	$197,033	$236,531	$231,059	$163,465
Interest and other charges, before reduction for amounts capitalized	192,102	189,502	164,132	138,678	132,226	69,366
Provision for income taxes	137,887	84,938	131,285	138,856	153,014	102,234
Interest element of rentals charged to income (a)	59,497	51,170	49,761	49,375	47,643	23,152

Earnings as defined	$567,391	$462,562	$542,211	$563,440	$563,942	$358,217

Fixed Charges as Defined in Regulation S-K
Interest on long-term debt	$191,727	$180,602	$159,632	$138,678	$132,226	$69,366
Subsidiary's preferred stock dividend requirements	375	8,900	4,500	—	—	—
Interest element of rentals charged to income (a)	59,497	51,170	49,761	49,375	47,643	23,152

Fixed Charges as defined	$251,599	$240,672	$213,893	$188,053	$179,869	$92,518

Consolidated Ratio of Earnings to Fixed Charges	2.26	1.92	2.53	3.00	3.14	3.87

(a)
Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

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The Cleveland Electric Illuminating Company Consolidated Ratio of Earnings to Fixed Charges